UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Web.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

94733A104
(CUSIP Number)

AHMET H. OKUMUS
c/o Okumus Fund Management Ltd.
767 Third Avenue, 35th Floor
New York, NY 10017
212-201-2640

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON Okumus Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,782,555
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,782,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,782,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON Okumus Opportunistic Value Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,782,555
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,782,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,782,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,782,555
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,782,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,782,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 94733A104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Web.com Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 12808 Gran Bay Parkway, West, Jacksonville, FL 32258.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Okumus Fund Management Ltd., a Cayman Islands exempted company (“Okumus Fund Management”), as investment manager of the Opportunistic Value Fund;

(ii)
Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (“Opportunistic Value Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ahmet H. Okumus, as the President of Okumus Fund Management and a Director of the Opportunistic Value Fund;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: The Reporting Persons previously filed on Schedule 13G with respect to the securities of the Issuer and are now converting their filing to this Schedule 13D. The initial Schedule 13G was filed with the Securities and Exchange Commission on August 8, 2014 (the “Initial 13G”) and subsequently amended on October 3, 2014 and October 10, 2014.

(b)           The principal business address for Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017. The principal business address of the Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110.

(c)           Mr. Okumus is the President of Okumus Fund Management, an investment adviser that serves as investment manager of the Opportunistic Value Fund.  Mr. Okumus is also a Director of the Opportunistic Value Fund.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Okumus is a citizen of the Republic of Turkey.

CUSIP NO. 94733A104

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Opportunistic Value Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 7,782,555 Shares beneficially owned by Opportunistic Value Fund is approximately $151,707,958, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,528,665 Shares outstanding as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

A.	Okumus Fund Management

(a)	Okumus Fund Management, as the investment manager of Opportunistic Value Fund may be deemed the beneficial owner of the 7,782,555 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 14.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,782,555
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,782,555

(c)
Okumus Fund Management has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 94733A104

B.	Opportunistic Value Fund

(a)	As of the close of business on December 8, 2014, Opportunistic Value Fund beneficially owned 7,782,555 Shares.

Percentage: Approximately 14.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,782,555
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,782,555

(c)	The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Okumus

(a)	Mr. Okumus, as the President of Okumus Fund Management and a Director of the Opportunistic Value Fund, may be deemed the beneficial owner of the 7,782,555 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 14.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,782,555
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,782,555

(c)
Mr. Okumus has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 94733A104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 9, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Okumus Fund Management Ltd., Okumus Opportunistic Value Fund, Ltd. and Ahmet H. Okumus, dated December 9, 2014.

CUSIP NO. 94733A104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2014

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

Ahmet H. Okumus

/s/ Ahmet H. Okumus

CUSIP NO. 94733A104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
OKUMUS OPPORTUNISTIC VALUE FUND, LTD.

22,394	18.8332	10/08/2014
39,800	18.9787	10/08/2014
28,604	18.8236	10/09/2014
44,243	18.8426	10/09/2014
250,000	15.5501	11/06/2014
25,000	16.0000	11/06/2014
205,000	15.8264	11/06/2014